SUPERIOR WELL SERVICES, INC.
1380 Rt. 286 East, Suite #121
Indiana, PA 15701
July 13, 2009
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	Superior Well Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 000-51435
Dear Mr. Schwall:
             Set forth below are the responses of Superior Well Services, Inc. to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated July 2, 2009. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Selected Financial Data, page 25
1.	We note that you present an EBITDA measure and a corresponding reconciliation of it to net income, along with other associated disclosures. However, your reconciliation and definition of EBITDA presented includes an additional adjustment for noncash stock compensation expense, the inclusion of which does not conform to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(a) of Regulation S-K. Please revise your disclosure to reflect the proper measure for EBITDA, or revise your disclosure to more accurately depict the non-GAAP measure you are presenting.

Response:	In response to this comment, we propose to revise our disclosure in the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our future filings to present the non-GAAP performance measure “Adjusted EBITDA,” as opposed to EBITDA, as a result of the additional adjustment for noncash stock compensation expense.

Securities and Exchange Commission
July 13, 2009

Goodwill and Intangible Assets, page 61
2.	Considering the increase in your goodwill during 2008, in the interest of providing readers with a better insight into your judgments in accounting for goodwill, please consider disclosing the following in future filings:
•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why you selected these methods as being the most meaningful in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	How the assumptions and methodologies used for valuing goodwill in the current period have changed since the prior periods, highlighting the impact of any changes.

Response:	In the interest of providing readers with a better insight into our judgments in accounting for goodwill, we will revise our disclosure in future filings consistent with the Staff’s comments.
Note 10-Business Segment Information, page 74
3.	We note your disclosure indicating that, following your acquisition of Diamondback in 2008, your operations consist of two reportable operating segments: (i) Technical Services, and (ii) Fluid Logistics. However, other disclosures throughout your filing make it unclear as to whether your operations consist of more than two, and possibly different types of, operating segments. In this regard, we note in your disclosures in MD&A, page 29, under the heading “How We Evaluate Our Operations,” that one of the primary ways you evaluate the performance of your services is with “operating income per operating region,” of which there are five: (i) Appalachian, (ii) Southeast, (iii) Mid-Continent, (iv) Rocky Mountain, and (v) Southwest. You further state, “The operating income generated in each of our operating regions is an important part of our operational analysis. We monitor operating income separately for each of our operating regions and analyze trends to determine our relative performance in each region. Our analysis enables us to more efficiently allocate our equipment and field personnel among our various operating regions...” We also note that, on page 32, you disclose further discrete financial information pertaining to revenues of each of your operating regions.

Securities and Exchange Commission
July 13, 2009

To help us understand your segment reporting, please tell us how the identification of your operating segments complies with the guidance of SFAS 131, paragraphs 10 through 15. To the extent you have more than two operating segments, explain why you believe your current reporting complies with SFAS 131. In this regard, explain why you believe aggregation of your operating segments into two reportable segments is appropriate. As part of your response, please provide a reasonably detailed explanation of how you have considered the aggregation criteria of SFAS 131, paragraph 17. Additionally please tell us what consideration you gave to the disclosure requirements of paragraph 26(a) of SFAS 131.
Response:	In developing our disclosure, we reviewed paragraphs 10 through 24 of SFAS 131 and considered the characteristics applicable to operating segments and how this accounting standard applies to us. In reviewing the characteristics of an operating segment, we considered the business activities from which the components of our business earn revenue, the financial information that we prepare for those components, how operating results of those components are evaluated and the individuals responsible for managing the components based on operating results.

Paragraph 10 of SFAS 131 defines an operating segment to be a component of the enterprise:
a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess performance, and
c.	For which discrete financial information is available.
Using the foregoing characteristics, we identified the following overlapping components that could potentially constitute an operating segment: (a) each of our five geographic operating regions; (b) each of the three operating segments that comprise our technical services reporting segment; and (c) our fluid logistics services reporting segment. As discussed below, we believe our geographic operating regions do not qualify as operating segments based on the guidance in paragraph 15 of SFAS 131 that relates to overlapping components in a matrix form of organization. In addition, we believe the three operating segments that comprise our technical services reporting segment should be aggregated into one reporting segment because they meet all of the aggregation criteria set forth in paragraph 17 of SFAS 131 and we do not believe that reporting separate segment information with respect to each of those operating segments would add significantly to an investor’s understanding of our business. As a result, we have concluded that we have two reporting segments — our technical services segment and our fluid logistics services segment.

Securities and Exchange Commission
July 13, 2009

Operating Regions:
We operate in the following five regions: (a) Appalachian; (b) Southeast; (c) Southwest; (d) Mid-Continent; and (e) Rocky Mountain. During 2008, we derived revenue from 36 service centers that operate in these five operating regions. Each operating region has separate regional or field-level operational management.
Paragraph 15 of SFAS 131 provides as follows:
“The characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.”
Pursuant to the guidance in Paragraph 15 of SFAS 131, we believe our operating regions do not qualify as operating segments because the components of our business that are based on different service lines constitute our operating segments. Furthermore, even if the only components that met the definition of an operating segment were our operating regions (i.e., if we did not offer fluid logistics services), we believe all of these components would qualify for aggregation under Paragraph 17 of SFAS 131. Throughout all of our operating regions (a) our products, services and production processes for our technical services are substantially similar, (b) we service the same type of customer (oil and natural gas production companies) and (c) we use the same methods to market and deliver these types of products and services. Each of our operating regions exhibit, or, in the case of regions with newly-established service centers, is expected to exhibit, similar long-term financial performance and economic characteristics. Since 2006, we have opened 22 of our 36 service centers. The majority of these new centers have been organic start-ups. Our experience is that our new centers can take up to 24 months to begin to achieve performance similar to our longer-established centers. During the start-up period at these new centers, equipment and personnel frequently work in other operating regions to improve utilization and assist in training. Because each of our operating regions have similar economic characteristics and have essentially the same future prospects, we do not believe that separate reporting of segment information for our operating regions would add significantly to an investor’s understanding of our business.
Technical Services:

Securities and Exchange Commission
July 13, 2009

We offer three types of technical services — technical pumping, completion and down-hole surveying. Our technical services are conducted exclusively through Superior Well Services, Ltd., our wholly owned subsidiary that is managed separately from SWSI Fluids, LLC, our wholly owned subsidiary that conducts our fluid logistics services. We conduct our technical services through an entity that is separate from the entity that conducts our fluid logistics services because our technical services provide different products and services that require different operational and marketing efforts. Technical services are performed similarly in each of our operating regions.
Our chief executive officer is our chief operating decision maker for each component of our technical services and regularly reviews the performance and operating results for each component with each of the location managers that are responsible for the service offerings at that location in making overall resource allocation decisions.
Paragraph 17 of SFAS 131 states: “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131 and meets certain other criteria.” The following is a summary of our application of the criteria in paragraph 17 as they relate to the aggregation of our technical pumping services, completion services and down-hole surveying services into our technical services reporting segment.
•	The nature of the products and services: We generate revenue from our technical services by charging our customers a set-up charge plus an hourly rate based on the type of equipment used. The nature of our technical services does not vary across the regions in which they are offered. A number of our technical services offerings are often bundled on particular jobs (e.g. ability to perform cementing services is necessary to obtain stimulation work on a particular job). Demand for all of our technical services is driven by the level of drilling activity by oil and natural gas exploration and production companies.
•	The nature of the production process: All of our technical services are primarily performed when a well is newly drilled. Our full range of technical services is available to customers in each of our operating regions. We use the same methods to provide these services in each operating region.
•	The type or class of customer for their products and services: We provide technical pumping, completion and down-hole services to the same type of customer (oil and natural gas exploration and production companies) in each operating region.
•	The methods used to distribute their products or provide their services: Throughout our service areas, we deliver our products and services through mobile service crews that have similar skills and training and perform similar

Securities and Exchange Commission
July 13, 2009

functions. We use similar marketing efforts, through local sales personnel, to market the different types of services to our customers throughout our service areas.
We believe the aggregation of our technical pumping services, completion services and down-hole surveying services into our technical services reporting segment is consistent with the objective and basic principles of SFAS 131 and meets all of the criteria set forth in paragraph 17 of SFAS 131 as discussed above. Each of our technical pumping services, completion services and down-hole surveying services exhibit, or, in the case of such services that are offered in regions with newly-established service centers, is expected to exhibit, similar long-term financial performance and economic characteristics. During the start-up period at these new centers, equipment and personnel frequently work in other operating regions to improve utilization and assist in training. Because our technical pumping services, completion services and down-hole surveying services components have similar economic characteristics and essentially the same future prospects we believe that separate reporting of segment information for these operating segments will not add significantly to an investor’s understanding of our business.
Fluid Logistics Services:
We provide a variety of services to assist our customers to obtain, transport, store and dispose of fluids that are involved in the drilling, development and production of hydrocarbons. Our fluid logistics services are conducted exclusively through SWSI Fluids, LLC, a wholly owned subsidiary that is managed separately from the legal entity that conducts our technical services. We conduct our fluid logistics services through an entity that is separate from the entity that conducts our technical services because our fluid logistics operations provide different products and services that require different operational and marketing efforts. Our fluid logistics services are provided to independent oil and natural gas production companies and are generally performed on oil and gas wells during both the drilling and production phases. We perform fluid logistics services in our Mid-Continent and Southwestern operating regions.
Our director of operations for fluid logistics is our chief operating decision maker for our fluid logistics services segment and regularly reviews the performance and operating results with various location managers and our chief executive officer to assess performance and make decisions about resource allocation.
Consistent with the principles set forth in Paragraph 3 of SFAS 131, we believe our financial statement presentation and MD&A disclosure give users of our financial statements the information necessary to understand our performance and prospects for future cash flows, as well as to make more informed judgments about our business as a whole. We believe that aggregation of the results of operations of our technical pumping services, completion services and down-hole surveying services

Securities and Exchange Commission
July 13, 2009

into a single technical services reporting segment is consistent with the objectives and basic principles of SFAS 131. Furthermore, the three components of our technical services meet the requirements of paragraph 17 which permits aggregation of two or more operating segments. Providing further disaggregated information for our operations would not provide the users of our financial statements with any additional information or insight into the types of business activities in which we are engaged or the economic environment in which we operate.
We believe we have met the disclosure requirements of paragraph 26(a) of SFAS 131 by indicating in the disclosure the factors used to identify the reporting segments. Footnote 10 in the notes to our consolidated financial statements indicates “The method of determining what information to report is based on the way management organizes the operating segments for making operational decisions and assessing financial performance.” We will expand our disclosure in future filings to provide additional clarification. An example of the additional clarification we will provide in future filing is as follows:
We operate out of two subsidiaries that form the basis for the segments that we report. These segments have been selected based on management’s resource allocation and performance. Following is a discussion of our reporting segments.
Technical Services— These operating segments provide completion services, down-hole surveying services and technical pumping services (consisting of fracturing, cementing, acidizing, nitrogen, down-hole surveying and completion services). These operating segments have been aggregated into one reportable segment because they offer the same type of services, have similar economic characteristics, have similar production processes and use the same methods to provide their services.
Fluid Logistics— These operating segments provide a variety of services to assist our customers to obtain, transport, store and dispose of fluids that are involved in the drilling, development and production of hydrocarbons.
Controls and Procedures, page 77
4.	Please revise your disclosure to provide the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, as of the end of the period covered by the report, based on their evaluation of these controls and procedures. Refer to Item 307 of Regulation S-K. We note the disclosure you provide in that regard in your most recent filing on Form 10-Q.
Response:	In response to this comment, we propose to revise our disclosure in future filings to provide the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures, based on their evaluation of those controls and procedures.

Securities and Exchange Commission
July 13, 2009

5.	In that regard, make clear whether they concluded that your disclosure controls and procedures were effective at the reasonable assurance level.
Response:	In response to this comment, we propose to revise our disclosure in future filings to make clear our disclosure controls and procedures were effective at a reasonable level of assurance.
Definitive Proxy Statement on Schedule 14A filed April 1, 2009
6.	Please confirm in writing that you will comply with the following components in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
Response:	We will comply with comments 7, 8 and 9 in our future filings.
Annual Cash Incentive, page 26
7.	We note that performance exceeded the maximum performance level metric for all four financial performance targets in 2008, but that you do not disclose such targets. Please disclose the actual quantitative targets used to determine such compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.
Response:	An example of the form of disclosure we will provide in future filings is to add the following sentence to our existing disclosure. “In 2008, the financial performance targets for revenues, Adjusted EBITDA, diluted cash flow per share and diluted earnings per share were $439 million, $90 million, $3.43 and $1.28, respectively.”
Director Compensation, page 41
8.	Please disclose the grant date fair value of each stock award computed in accordance with FAS 123R.
Response:	An example of the form of disclosure we will provide in future filings is as follows:

The following table discloses the aggregate number of stock awards outstanding at December 31, 2008 and the grant date fair value of such awards:

Securities and Exchange Commission
July 13, 2009

	Aggregate Stock Outstanding as of	Grant Date Fair Value of Aggregate
Name	December 31, 2008 (#)	Stock Awards ($)(1)Total
Edward J. DiPaolo	12,200	300,200
Anthony J. Mendicino	10,700	357,000
Charles C. Neal	10,700	357,000
David E. Snyder	10,700	357,000
Mark A. Snyder	10,700	357,000
John A. Staley, IV	10,700	357,000

(1)	The amounts included in the “Grant Date Fair Value of Aggregate Stock Awards” column include the dollar amount of compensation expense to be recognized in the future in accordance with FAS 123R. These amounts reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized for the directors. Assumptions used in the calculation of these amounts are included in Note 10 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2008. Please see “Director Equity Compensation” below for a description of these awards.
Director Compensation, page 41
9.	Disclose the aggregate number of stock awards outstanding at fiscal year-end held by each of your directors, as required by the Instruction to Item 402(k)(2)(iii) and (iv).
Response: An example of the form of disclosure we will provide in future filings is provided in the response to comment 8 above.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Note 2 — Summary of Significant Accounting Policies, page 5
Goodwill and Intangible Assets, page 9
10.	We note in your disclosure that, for the three months ended March 31, 2009, you state, “...the fair value of our reporting units exceeded their carrying amount, thus no impairment charge was recorded.” This appears to imply that an impairment test was conducted during the first quarter of 2009. However, it is unclear whether such impairment test performed, if any, was your recurring annual impairment test, or an additional impairment test, due to the presence of potential indicators of impairment. Please tell us whether an impairment test was performed and, if so, whether it was your recurring annual impairment test or an additional impairment test, and what potential impairment indicators were present that you considered. Additionally, in the future, please also disclose the date on which your annual impairment test is performed, and clearly indicate whether any additional impairment test was performed between annual impairment tests and why, identifying all potential indicators of impairment considered.
We also note that, during the period subsequent to the filing of your most recent Form 10-Q, your net book value has been substantially in excess of your market capitalization. To the extent that this condition exists at any future reporting date, please include detailed discussion of how you considered this factor, as well as any

Securities and Exchange Commission
July 13, 2009

other indicators of impairment, in determining whether an impairment test was necessary between annual impairment tests.
Response:	During the first quarter of 2009 we performed an interim impairment test because our market capitalization had fallen below our net book value which we viewed as a potential indicator of impairment. At March 31, 2009, the fair value of our reporting segments exceeded their carrying amount, thus no impairment was recorded.

In future filings we will disclose the date on which our annual impairment test is performed. Additionally, our future filings will disclose if an interim impairment test was performed and indicate all potential indicators as to why we considered an interim impairment test necessary.
          Annex A to this letter contains our written acknowledgment as requested by the Staff.
          Please direct any questions that you have with respect to the foregoing to Thomas W. Stoelk at (724) 403-9100.
Very truly yours,
/s/ Thomas W. Stoelk

cc:	Mr. Brett Braden, Vinson & Elkins L.L.P. Mr. Steve Thompson, Schneider Downs & Co.

ANNEX A
SUPERIOR WELL SERVICES, INC.
1380 Rt. 286 East, Suite #121
Indiana, PA 15701
July 13, 2009
VIA EDGAR AND FACSIMILE
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Well Services, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 000-51435
Dear Mr. Schwall:
     In connection with the above-referenced filings, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in such filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely, SUPERIOR WELL SERVICES, INC.
By:	/s/ Thomas W. Stoelk
Thomas W. Stoelk
Vice President and Chief Financial Officer